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                             October 13, 2021

       Jonathon M. Singer
       Chief Financial and Operating Officer
       Surgalign Holdings, Inc.
       520 Lake Cook Road , Suite 315
       Deerfield, Illinois 60015

                                                        Re: Surgalign Holdings,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Response Dated
September 24, 2021
                                                            File No. 001-38832

       Dear Mr. Singer:

              We have reviewed your September 24, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments.
       Unless we note otherwise, our references to prior comments are to comments in our August 3,
       2021 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Management's Discussion and Analysis of Financial Condition and Results of Operations Results
       of Operations
       Non-GAAP Financial Measures, page 41

   1. We note from your response to prior comment 2 that management separately analyzes the realizability of
deferred tax assets on a non-GAAP basis and has determined that no valuation allowance is
needed to reflect the Company   s non-GAAP deferred tax assets.
                                                        Please address the
following:

                                                              Provide us with
your analysis of the realizability on your deferred tax assets on a non-
                                                            GAAP basis.
 Jonathon M. Singer
Surgalign Holdings, Inc.
October 13, 2021
Page 2
                Explain the differences between your non-GAAP analysis and the analysis management performs under GAAP.
                Explain why you believe this does not constitute an individually tailored recognition and measurement method under Non-GAAP Financial Measures C&DI 100.04.

      Please contact Eric Atallah at (202) 551-3663 or Mary Mast, Senior Accountant, at (202)
551-3613 with any questions.




FirstName LastNameJonathon M. Singer                           Sincerely,
Comapany NameSurgalign Holdings, Inc.
                                                               Division of
Corporation Finance
October 13, 2021 Page 2                                        Office of Life
Sciences
FirstName LastName